Points International Ltd. Reports March Business Metrics

TORONTO, April 9, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its monthly business metrics for the month of March and for the first quarter of 2007. The Company reported a 43% year-over-year increase and a 10% sequential increase in overall points/miles transacted for the month of March, bringing cumulative points/miles transacted to 25.9 billion. For the first quarter of 2007, overall points/miles transacted increased 47% year-over-year, and 30% compared to the fourth quarter of 2006.

Other March highlights include:

  Points/miles transacted by Private Branded Channels increased 51% year-over-year and 12% sequentially, bringing cumulative points/miles transacted to 23.0 billion. Private Branded Channel points/miles transacted for the first quarter of 2007 increased 49% year-over-year and 40% versus the fourth quarter of 2006.

  Points/miles transacted by Points.com were essentially flat year-over-year and sequentially, bringing cumulative points/miles transacted to 2.9 billion. For the first quarter of 2007, Points.com points/miles transacted increased 33% year-over-year, and declined 15% versus the seasonally strong fourth quarter of 2006.

  Cumulative registered users on Points.com increased 37% year-over-year to 1.6 million.

			Mar-07 vs.		Mar-07 vs.
	Mar-07	Feb-07	Feb-07	Mar-06	Mar-06

TOTAL ALL CHANNELS

Points/Miles Transacted	941,354,622	853,458,935	10%	660,248,448	43%
# of Points/Miles Transactions	91,546	87,694	4%	83,919	9%
Cumulative Points/Miles Transacted	25,918,376,993	24,977,022,371	4%	17,302,312,706	50%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	836,077,600	748,124,665	12%	554,800,094	51%
# of Points/Miles Transactions	85,910	80,716	6%	76,817	12%
Cumulative Points/Miles Transacted	23,004,166,952	22,168,089,352	4%	15,761,208,611	46%

POINTS.COM CHANNELS

Points/Miles Transacted	105,277,022	105,334,270	0%	105,448,354	0%
# of Points/Miles Transactions	5,636	6,978	-19%	7,102	-21%
Cumulative Points/Miles Transacted	2,914,210,041	2,808,933,019	4%	1,541,104,095	89%
Cumulative Registered Users	1,623,897	1,590,936	2%	1,181,769	37%

			Q1/07 vs.		Q1/07 vs.
	Q1/07	Q4/06	Q4/06	Q1/06	Q1/06

TOTAL ALL CHANNELS

Points/Miles Transacted	2,747,167,563	2,119,084,361	30%	1,870,100,039	47%
# of Points/Miles Transactions	279,158	251,926	11%	225,710	24%
Cumulative Points/Miles Transacted	25,918,376,993	23,171,209,430	12%	17,302,312,706	50%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	2,405,796,523	1,715,495,110	40%	1,614,367,596	49%
# of Points/Miles Transactions	257,663	223,148	15%	207,544	24%
Cumulative Points/Miles Transacted	23,004,166,952	20,598,370,429	12%	15,761,208,611	46%

POINTS.COM CHANNELS

Points/Miles Transacted	341,371,040	403,589,251	-15%	255,732,443	33%
# of Points/Miles Transactions	21,495	28,778	-25%	18,166	18%
Cumulative Points/Miles Transacted	2,914,210,041	2,572,839,001	13%	1,541,104,095	89%
Cumulative Registered Users	1,623,897	1,531,449	6%	1,181,769	37%

"March was another strong month with a 43% year-over-year increase in total points/miles transacted," commented Rob MacLean, Chief Executive Officer of Points International. "Both Points.com and the Private Branded Channels saw double digit year-over-year growth in the first quarter. We continue to expand our partner base and were very pleased to have had Marriott International join us in December of 2006. Marriott contributed nicely to the quarter which led to particularly strong growth in our Private Branded Channels business."

Points International will continue to report business metrics on a monthly basis. The Business metrics can also be found on the Investor relations section of our website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
CONTACT:
Christopher Barnard	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6381	(310) 954-1100
christopher.barnard@points.com	allyson.pooley@icrinc.com